UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 3, 2021

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated June 3, 2021, regarding the exercise of pre-emption rights in TOGG’s capital increase and change in TOGG’s shareholder structure.

Istanbul, June 3, 2021

Announcement Regarding the Exercise of Pre-Emption Rights in TOGG’s Capital Increase and Change in TOGG’s Shareholder Structure

As per our announcement dated June 28, 2018, our Company had become a shareholder of Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş. (“TOGG”) with a 19% shareholding.

Pursuant to the decision taken at the General Assembly of TOGG dated May 31, 2021 and the provisions of TOGG’s articles of association, our Company participated in the capital increase of TOGG, as part of which the paid-in capital of TOGG has been increased by TRY 846,774,000 from TRY 150,000,000 to TRY 996,774,000. Kök Ulaşım Taşımacılık A.Ş (“KÖK”) did not participate in the capital increase due to its decision to narrow down its operation fields. Following the capital increase, which has been performed via the capital advance payments made to date by the other existing shareholders, our shareholding in TOGG increased from 19.0% to 22.8%.

Moreover, pursuant to shareholders agreement, the transaction with respect to the acquisition of 0.2% shareholding of KÖK by our Company with a nominal price, out of KÖK’s 2.9% remaining shareholding in TOGG after the capital increase has been completed. In this respect, our Company’s final shareholding in TOGG has increased to 23%.

The announcement regarding the share transfer process was postponed until the completion of the transaction as per the Board of Directors decision dated March 26, 2021 in accordance with the Article-6 of Capital Market Board’s Communiqué on Material Events Disclosure, as it could have an impact on the investment decision of investors, as well as the stock price.

Board Decision Date for Acquisition	:	26.03.2021

Were Majority of Independent Board Members’ Approved the Board Decision for Acquisition	:	Yes

Title of Non-current Financial Asset Acquired	:	Türkiye'nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş.

Field of Activity of Non-current Financial Asset whose Shares were being Acquired	:	Production of electric passenger vehicle and carry-out related supportive operations

Capital of Noncurrent Financial Asset	:	TRY 996,774,000

Acquirement Way	:	Acquisition

Date on which the Transaction was/will be Completed	:	Completed

Acquisition Conditions	:	Cash

Detailed Conditions if it is a Timed Payment	:	-

Nominal Value of Shares Acquired	:	2,131,020

Purchase Price Per Share	:	TRY 1

Total Purchasing Value	:	TRY 2,131,020

Ratio of New Shares Acquired to Capital of Non-current Financial Asset (%)	:	0.21%

Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Transaction (%)	:	23%

Total Voting Right Ratio Owned in Non-current Financial Asset After Transaction (%)	:	23%

Ratio of Non-current Financial Asset Acquired to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	0.004%

Ratio of Transaction Value to Sales in the Latest Annual Financial Statements of the Company (%)	:	0.007%

Effects on Company Operations	:	-

Did Takeover Bid Obligation Arised?	:	No

Will Exemption Application be Made, if Takeover Bid Obligation Arised?	:	No

Title/ Name-Surname of Counter Party	:	Kök Ulaşım Taşımacılık A.Ş.

Is Counter Party a Related Party According to CMB Regulations?	:	No

Relation with Counter Party if any	:	One of the shareholders of TOGG

Agreement Signing Date if Exists?	:	29.04.2021

Value Determination Method of Non-current Financial Asset	:	Purchased on nominal price

Did Valuation Report be Prepared?	:	Not Prepared

Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation

Date and Number of Valuation Report	:	-

Title of Valuation Company Prepared Report	:	-

Value Determined in Valuation Report if Exists	:	-

Reasons if Transaction wasn't/will not be performed in Accordance with Valuation Report	:	-

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 3, 2021	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 3, 2021	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer